COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

December 5, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:

Columbia Funds Series Trust I

Multi-Manager Growth Strategies Fund

Multi-Manager Total Return Bond Strategies Fund

Multi-Manager Small Cap Equity Strategies Fund

Multi-Manager International Equity Strategies Fund

Post-Effective Amendment No. 363 File Nos. 002-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the Staff of the Securities and Exchange Commission (the Staff) on November 7, 2019 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Multi-Manager Growth Strategies Fund, Multi-Manager Total Return Bond Strategies Fund, Multi-Manager Small Cap Equity Strategies Fund, and Multi-Manager International Equity Strategies Fund (each “a Fund” or collectively, “the Funds”). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

All series:

Comment 1:	Please update fund information, including ticker symbol, on EDGAR.

Response:	The Fund’s information will be updated in EDGAR prior to effectiveness.

Comment 2:

Please add, if applicable, in the introductory language under Fees and Expenses of the Fund in the summary section that “shares of the Fund are available in other share classes that have different fees and expenses.”

Response:

The following will be added in the introductory language under Fees and Expenses of the Fund summary section: The Fund also offers one or more other classes of shares, which have different expenses, in a separate prospectus.

Comment 3:

If Class Inst3 Shares are clean shares, please modify the narrative explanation to the fee table to state that investors may pay brokerage commissions on their purchases and sales of Class Inst3 shares, which are not reflected in the tables or example.

Response:

Class Inst3 shares do not assess any front-end load, deferred sales charge, or other asset-based fee for sales or distribution, and thus may be considered “clean shares”. However, Class Inst 3 shares of the Fund will only be offered inside wrap or advisory programs that do not charge brokerage commissions on purchases and sales of Fund shares. Therefore, the narrative explanation to the fee table will not be so modified.

Comment 4:	Please provide completed fees and expenses table and responses at least five days prior to effectiveness.

Response:	Please see Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Comment 5:

Please confirm that if Acquired Fund Fees and Expenses (AFFE) were to exceed 0.01% of the average net assets of the Fund, you would include a line item for AFFE in the Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 6:

The Fund’s Principal Risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. See IM Guidance 2014-08 - Improving Principal Risks Disclosure.

Response:

We have identified, at the very beginning of the Fund’s Principal Risks discussion, what the Fund views as its main principal risks, which is consistent with the Risk Guidance and consistent with remarks made (in-person) by Mr. Brent Fields at the ICI’s SEC Rules Committee Meeting on June 26, 2019.

Comment 7:

Confirm supplementally that Class Inst3 shares do not have higher expenses than that of the share class shown in the bar chart and table in the Performance Information section. Otherwise, please state that because Class Inst3 shares have higher expenses than that of the share class shown, Class Inst3 share performance will be lower than that of the share class shown.

Response:	We confirm that Class Inst3 shares do not have expenses higher than that of the share class shown in the bar chart and table in the Performance Information section.

Comment 8:

To a certain extent, the risks and strategies contained in More Information about the Fund are identical to those in the Summary of the Fund. Please revise in accordance with Item 9 and IM Guidance 2014-08.

Response:

We appreciate the Staff’s comment and have reviewed IM Guidance 2014-08. In our view, the disclosure of principal risks and principal investment strategies of investing in the Fund in response to Item 4 accurately summarizes the key information that is important to an investor decision and we do not believe the Item 4 disclosure reflects long, complex and detailed descriptions of principal risks and principal investment strategies that are dense and not user-friendly, as discussed in IM Guidance 2014-08. Certain principal risk and principal investment strategy disclosures provided in response to Item 9 are identical to those provided in response to Item 4 which reflects our view that, in such instances, expanding on the key information provided in response to Item 4 would not add significant incremental benefit to making an investment decision. While we understand that information disclosed in response to Item 4 need not be repeated in response to Item 9, we believe omitting such information in response to Item 9 could result in investor confusion and misunderstanding of the principal risks and principal investment strategies of investing in the Fund.

Multi-Manager International Equity Strategies Fund:

Comment 9:

Disclosure of New Fund Risk is included under Principal Risks, in response to Item 4 and Item 9. Please delete the risk or confirm supplementally that the risk disclosure is still applicable to the Fund.

Response:	Disclosure of New Fund Risk is consistent with our current approach regarding such disclosure.

Multi-Manager Total Return Bond Strategies Fund:

Comment 10:

The Staff is aware that rating agencies as well as the financial media have reported that traditional lender protections are being eroded and that so called “covenant-lite” loans are increasingly common. If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans. Also consider enhancing the disclosure of the risks of such loans.

Response:	The Funds do not currently invest in covenant-lite loans. However, the Funds may invest in such loans in the future, but such exposure is currently expected to be non-material.

Comment 11:

Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response:	We have reviewed and determined that the discontinuation of LIBOR is not expected to be a principal risk for the Fund.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 12:	Please see previously issued comments from the Staff as applicable.

Response:	To our knowledge the disclosure in this filing reflects consideration of such prior comments.

Comment 13:

Please include an auditor’s consent for all fund audited financial statements incorporated by reference as required by Section 7(a) and Rule 439 of the Securities Act of 1933 (the Securities Act). Alternatively, delete the statement that financial statements are incorporated by reference for funds not being amended by this registration statement.

Response:

Section 7(a) of the Securities Act provides that “[i]f any accountant . . . is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report . . . for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement.” Rule 439(a) under the Securities Act provides that “[i]f the Act or the rules and regulations of the Commission require the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference.” The Columbia Funds’ practice with respect to auditor consents is consistent with these requirements. The Statement of Additional Information includes the Funds, which intends to file a post-effective amendment to its registration statement pursuant to Rule 485 under the Securities Act as well as other series of the Registrant that are not amending their registration statement (Other Funds). An auditor’s consent will be filed as an exhibit in the 485(b) submission of the registration statement for the Fund. Likewise, when the Other Funds previously filed a post-effective amendment to the registration statement pursuant to Rule 485, an auditor’s consent was filed as an exhibit. With respect to the Other Funds, the reference in the Statement of Additional Information to the auditor is not being made in connection with the registration statement because they are not filing an amendment to the registration statement – the Other Funds and other classes of the Funds will be filing the Statement of Additional Information pursuant to Rule 497 under the Securities Act. Therefore, an additional filing of the auditor consent is not required and does not warrant any additional cost or burden to the Other Funds of securing and filing such consent in addition to the consent filed when they filed their most recent post-effective amendment to the registration statement.

If you have any questions, please contact either me at (212) 850-1703 or Rita Yun at (617) 385-9771.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I

Exhibit A

Fees and Expenses of the Fund

Multi-Manager Growth Strategies Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The Fund also offers one or more other classes of shares, which have different expenses, in a separate prospectus.

Shareholder Fees (fees paid directly from your investment)

Class Inst3

Maximum sales charge (load) imposed on purchases (as a % of offering price)	None

Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Inst3
Management fees	0.69%

Distribution and/or service (12b-1) fees	0.00%

Other expenses	0.05%

Total annual Fund operating expenses	0.74%

Less: Fee waivers and/or expense reimbursements(a)	(0.14%)

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.60%

(a)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through December 17, 2020, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 0.60% for Class Inst3.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

∎	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

∎	your investment has a 5% return each year, and

∎	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class Inst3 (whether or not shares are redeemed)	$61	$222	$398	$905

Multi-Manager Total Return Bond Strategies Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The Fund also offers one or more other classes of shares, which have different expenses, in a separate prospectus.

Shareholder Fees (fees paid directly from your investment)

Class Inst3

Maximum sales charge (load) imposed on purchases (as a % of offering price)	None

Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Inst3

Management fees	0.46%

Distribution and/or service (12b-1) fees	0.00%

Other expenses(a)	0.03%

Total annual Fund operating expenses	0.49%

Less: Fee waivers and/or expense reimbursements(b)	(0.03%)

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.46%

(a)	Other expenses have been restated to reflect current fees paid by the Fund.
(b)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through December 31, 2020, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 0.46% for Class Inst3.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

∎	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

∎	your investment has a 5% return each year, and

∎	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class Inst3 (whether or not shares are redeemed)	$47	$154	$271	$613

Multi-Manager Small Cap Equity Strategies Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The Fund also offers one or more other classes of shares, which have different expenses, in a separate prospectus.

Shareholder Fees (fees paid directly from your investment)

Class Inst3
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None

Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Inst3
Management fees	0.81%

Distribution and/or service (12b-1) fees	0.00%

Other expenses	0.07%

Acquired fund fees and expenses	0.01%

Total annual Fund operating expenses(a)	0.89%

Less: Fee waivers and/or expense reimbursements(b)	(0.08%)

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.81%

(a)

“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than the ratio of expenses to average net assets shown in the Financial Highlights section of this prospectus because the ratio of expenses to average net assets does not include acquired fund fees and expenses.

(b)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes and infrequent and/or unusual expenses) through December 31, 2020, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 0.81% for Class Inst3.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

∎	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

∎	your investment has a 5% return each year, and

∎	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class Inst3 (whether or not shares are redeemed)	$83	$276	$485	$1,089

Multi-Manager International Equity Strategies Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The Fund also offers one or more other classes of shares, which have different expenses, in a separate prospectus.

Shareholder Fees (fees paid directly from your investment)

Class Inst3
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None

Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Inst3
Management fees	0.80%

Distribution and/or service (12b-1) fees	0.00%

Other expenses(a)	0.08%

Total annual Fund operating expenses(b)	0.88%

Less: Fee waivers and/or expense reimbursements(c)	(0.04%)

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.84%

(a)	Other expenses have been restated to reflect current fees paid by the Fund.
(b)

“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than the ratio of expenses to average net assets shown in the Financial Highlights section of this prospectus because the ratio of expenses to average net assets does not include acquired fund fees and expenses.

(c)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through December 31, 2020, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 0.84% for Class Inst3.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

∎	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

∎	your investment has a 5% return each year, and

∎	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class Inst3 (whether or not shares are redeemed)	$86	$277	$484	$1,081